Exhibit 12.1
PRUDENTIAL FINANCIAL, INC.
RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended	Six Months Ended	Year Ended December 31,
	June 30, 2018	June 30, 2018	2017	2016	2015	2014	2013
	($ in millions)
Earnings:
Income (loss) from continuing operations before income taxes(1)	$270	$1,988	$6,454	$5,710	$7,711	$1,715	$(1,712)
Less:
Undistributed income (loss) of investees accounted for under the equity method	(13)	(20)	275	12	(280)	134	223
Interest capitalized	0	0	0	0	0	0	0
Total earnings	283	2,008	6,179	5,698	7,991	1,581	(1,935)
Add fixed charges:
Interest credited to policyholders’ account balances	894	1,444	3,822	3,761	3,479	4,263	3,111
Gross interest expense(2)	351	694	1,334	1,324	1,328	1,934	1,419
Interest component of rental expense	22	44	86	84	77	75	85
Total fixed charges	1,267	2,182	5,242	5,169	4,884	6,272	4,615
Total earnings plus fixed charges	$1,550	$4,190	$11,421	$10,867	$12,875	$7,853	$2,680
Ratio of earnings to fixed charges(3)	1.22	1.92	2.18	2.10	2.64	1.25	0.00
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(1)	Excludes earnings attributable to noncontrolling interests.

(2)
Interest expense on short-term and long-term debt, including interest expense of securities businesses reported in “Net investment income” in the Consolidated Statements of Operations, capitalized interest and amortization of debt discounts and premiums. Interest expense does not include interest on liabilities recorded under the authoritative guidance on accounting for uncertainty in income taxes. The Company’s policy is to classify such interest in income tax provision in the Consolidated Statements of Operations.

(3)
Due to the Company’s loss for the twelve months ended December 31, 2013, the ratio coverage was less than 1:1 and is therefore not presented. Additional earnings of $1,935 million would have been required for the twelve months ended December 31, 2013 to achieve a ratio of 1:1.